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                                                           EXHIBIT 4


                                   AGREEMENT


     WHEREAS, SP Investments Inc., a Washington corporation ("SPII"), is an entity controlled by the sole stockholder of TIE Acquisition Co., a Delaware corporation ("Parent");

     WHEREAS, Parent is party to that certain Agreement and Plan of Merger, dated as of the date hereof, among TIE/communications, Inc., a Delaware corporation ("TIE"), Parent and TIE Merger Co., a Delaware corporation and wholly-owned subsidiary of Parent ("Acquisition"), whereby subject to the terms and conditions set forth therein Acquisition shall be merged with and into TIE (the "Merger Agreement"); capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Merger Agreement.

     WHEREAS, as a condition to the execution and delivery of the Merger Agreement, TIE has required, and SPII has agreed to provide its guaranty with respect to certain monetary obligations which may become payable by Parent or Acquisition pursuant to the Merger Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements of TIE contained in the Merger Agreement, and intending to be legally bound hereby, SPII agrees as follows:

     1.  Guaranteed Obligations.  SPII hereby guarantees the full payment by
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Parent and/or Acquisition to TIE of the monetary obligations, if and when due, which are set forth in Sections 8.03(c)(i) and (c)(ii) of the Merger Agreement (the "Guaranteed Obligations"). The obligation of SPII hereunder is unconditional and irrevocable and shall be enforceable five (5) business days following receipt of written notice to SPII from TIE certifying that the amounts set forth in Sections 8.03(c)(i) or (c)(ii) are due and payable and that Parent and/or Acquisition have failed to pay such amounts following receipt of written notice to Acquisition from TIE of such fact. SPII agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, but not increased without notice or assent from it; it being understood that any increase in the Guaranteed Obligations shall require the written consent of SPII. SPII waives presentation of, demand for payment from and protest to Parent and/or Acquisition and also waives notice of protest for nonpayment. SPII agrees that this guaranty constitutes a guarantee of payment when due and not just of collection, and waives any right to require that any resort be had by TIE or any other person on its behalf against Parent and/or Acquisition including, without limitation the initiation and pursuit of litigation. SPII's guaranty hereunder shall not be affected by the genuineness, validity, regularity or enforceability of the Guaranteed Obligations or, subject to the provisions hereof, the Merger Agreement as currently in effect or as hereafter amended or modified nor shall it be subject to any reduction, limitation, impairment or termination for any reason.

     2.  Covenant of SPII.  SPII hereby agrees (i) to cause the initial
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stockholders' equity in Parent as of the time the Offer is consummated to be at least $8,000,000, (ii) to cause the initial stockholders' equity in Surviving Corporation as of the Effective Time to be at least $8,000,000, (iii) that from the date on which the Offer is consummated to the date which is
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ninety-one (91) days following the date on which payment in full is made on all accounts payable of the Company outstanding as of the date on which the Offer is consummated as identified on a list to be prepared and delivered by the Company promptly following the date on which the Offer is consummated, it shall cause the Surviving Corporation not to declare, set aside or pay any dividend (other than in the form of capital stock) or other distribution in respect of its capital stock or redeem, repurchase or otherwise acquire any of its capital stock if any such action would result in its stockholders' equity falling below $8,000,000, and (iv) from the date on which the Offer is consummated to the date which is one (1) year from such date, it shall cause the Surviving Corporation not to incur any indebtedness secured by the assets of the Surviving Corporation which would result in the Surviving Corporation, (x) becoming insolvent; (y) having unreasonably small capital with which to engage in its business or (z) incurring debts beyond its ability to pay as they become absolute and matured.

     3.  Construction.  This Agreement shall be governed by and construed and
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enforced in accordance with the laws of the State of Delaware.

     4.  No Third Party Beneficiaries.  The guaranty contained in paragraph 1
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hereof is solely for the benefit of TIE and its successors and permitted assigns. No other person or entity shall be entitled to claim any right or benefit as a third party beneficiary or otherwise. The undertaking set forth in paragraph 2 hereof is for the benefit of TIE and may be enforced by Marmon Holdings, Inc. and/or The Pritzker Family Philanthropic Fund on behalf of the stockholders of TIE, other than Parent, Acquisition or their respective affiliates as of the date the Offer is consummated and as of the Effective Time.

     WHEREFORE, the undersigned has caused this Agreement to be executed by its duly authorized officer this 5th day of September, 1995.

                                       SP INVESTMENTS INC.



                                       By:  /s/ John M. Orehek
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                                            John M. Orehek
                                            President